DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/14/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,303,086

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,303,086
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,303,086

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.95%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 3 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on September 1, 2006. This Amendment No. 2 amends the Schedule
13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The Reporting persons have submitted a shareholder proposal to the issuer requesting that the issuer conduct a self tender offer at net asset value (see exhibit 1) for all outstanding shares.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCSR filed on 1/4/07 there were 7,257,093 shares of MAF outstanding as of 10/31/06. The percentage set forth in item
5 was derived using such number.

Bulldog Investors General Partnership and other accounts managed by Mr. Goldstein beneficially own an aggregate of 1,303,086 shares of MAF or 17.95% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein or with clients.


c)During the past 60 days the following shares of MAF were purchased unless previously reported:



Date	#Shares	 			Price

6/27/2007	900	 $            13.15
6/29/2007	900	 $            13.14
7/2/2007	5300	 $            13.14
7/5/2007	1000	 $            13.20
7/9/2007	4436	 $            13.20
7/9/2007	100	 $            13.17
7/11/2007	100	 $            13.15
7/12/2007	3000	 $            13.14
7/16/2007	6700	 $            13.15
7/19/2007	11700	 $            13.17
8/8/2007	500	 $            13.13
8/13/2007	1600	 $            12.90
8/13/2007	5000	 $            12.90
8/13/2007	10000	 $            12.90
8/13/2007	27100	 $            12.90
8/17/2007	5000	 $            12.44




d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shareholder Proposal


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/20/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP


Exhibit 1. Shareholder Proposal

BULLDOG INVESTORS GENERAL PARTNERSHIP
Park 80 West, Plaza Two
 Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

August 14, 2007

Brian S. Shlissel
President & Chief Executive Officer
Pimco Municipal Advantage Fund, Inc.
1345 Avenue of the Americas
New York, NY 10105

Dear Brian:

Bulldog Investors General Partnership is the beneficial owner of approximately one million shares of Pimco Municipal Advantage Fund, Inc. ("MAF"). We have held our shares for at least 12 months and intend to hold them through the next annual meeting. We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders.

RESOLVED: Pimco Municipal Advantage Fund ("MAF") is requested to conduct a self-tender offer for all outstanding shares of MAF at net asset value ("NAV"). If more than 50% of MAF's outstanding shares are tendered, the tender offer should be cancelled and MAF should be liquidated

Supporting Statement

As of August 10, 2007, MAF's shares were trading at a discount of almost 7% to NAV. Since MAF's shares have traded at a discount for many years, we believe it would be appropriate at this time to conduct a self-tender offer for all outstanding shares to allow shareholders to receive full NAV for their shares. If a majority of MAF's outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing MAF in its closed-end format. In that case, the tender offer should be cancelled and MAF should be liquidated.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner